FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒     Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                             ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

National Bank of Greece announces the following, in accordance with the provisions of the legislation currently in force:

By resolution of the Bank’s second repeat General Meeting of Shareholders as at 22 June 2005 (as amended by resolution of the second repeat General Meeting of Shareholders as at 1 June 2006) a Stock Options Programme was approved for the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies pursuant to Companies’ Act 2190/1920 Article 13 par. 9, as amended. The Programme lasts for five years as of the relevant General Meeting approval and expires in 2010. Pursuant to the specific terms of the Programme, the Bank’s Board of Directors may decide to grant the options one-off or in parts at any time as of the said approval, at its discretion. The purchase price of the shares, i.e. the price at which the newly issued shares shall be acquired by the beneficiaries of the Programme through the exercise of their options, was determined by the General Meeting of Shareholders within a range between a minimum price equal to the nominal value of the Bank’s share and a maximum price equal to 70% of the average trading price thereof within the time period from 1 January of the year the options are granted until the date they are first exercised.

The Board of Directors of the Bank, during its meeting held on 29 November 2006, in the context of the Programme and taking into consideration the increases of the Bank’s shares due to share capital increase following the approval of the Programme, decided to grant stock options under special terms and conditions, including the following:

1.               Pursuant to the terms and Regulation of the Programme, 2.992.620 stock options are granted in total. Beneficiaries of the Programme are members of the management of National Bank of Greece and its subsidiaries, officers of the Bank’s divisions and branch network.

2.               Each stock option offers the possibility to acquire one (1) share of the Bank at the exercise purchase price of €23.80 per share. This price approaches – without exceeding – 70% of the average trading price of the Bank’s share for the time period from 1 January until 30 November of the current year, i.e. the share price was determined by the Board of Directors at the highest possible level in the context of the Bank’s General Meeting resolution.

3.               The exercise of the said options is determined within a five-year period, gradually maturing as follows:

•                  On 30 November 2006, 15% of the total stock options shall mature

•                  On 30 November 2007, 35% of the total stock options shall mature

•                  On 30 November 2008, 50% of the total stock options shall mature

Accordingly, each beneficiary can exercise the stock options at the following periods:

•                  Between 6 and 15 December 2006 (1st exercise time period) the beneficiary is entitled to exercise any portion of options up to a maximum limit of 15%,

•                  Between 1 and 10 December 2007 (2nd exercise time period) the beneficiary is entitled to exercise any portion of options up to a cumulative maximum limit of 50%,

•                  During the time periods below, i.e.:

•                  Between 1 and 10 December 2008 (3rd exercise time period)

•                  Between 1 and 10 December 2009 (4th exercise time period), and lastly

•                  Between 1 and 10 December 2010 (5th exercise time period)

the beneficiary is entitled to exercise any portion of options up to a cumulative 100%.

Following the lapse of 10 December 2010, any non-exercised options shall expire.

4.               In the event that the relationship between the beneficiary and the Bank is terminated during the Programme, ownership of the options shall be settled as appropriate, pursuant to the relevant specific provisions of the Regulation and of the aforementioned BoD resolution.

5.               The stock options shall be exercised by the beneficiaries at their sole discretion, always subject to the provisions of the Programme Regulation and the BoD resolutions.

6.               In the event that all granted stock options are exercised by the beneficiaries, the Bank’s share capital shall be increased by Euro 14,963,100 with the issue of 2,992,620 new shares (corresponding to 0.63% of the current shares of the Bank), of a nominal value of €5 each. The maximum number of shares that may be issued during the first maturity time period is 448,893 shares (corresponding to 0.095% of the current Bank’s shares).

7.               In view of execution of the said BoD resolution, the BoD has proceeded to the necessary steps and authorizations for the issue of stock option certificates and, in general, the implementation of the established Programme.

It is noted that pursuant to the relevant resolution of the Second Repeat General Meeting of Shareholders held on 22 June 2005 (as amended), in the context of the Programme, in December the BoD shall, pursuant to the exercise of the stock options, decide on the Bank’s share capital increase by an equal amount (without amendment to its Articles of Association and without pre-emption rights to shareholders as at the time of the issue of shares, pursuant to Companies’ Act 2190/1920 Article 13 par. 9), the issue and allocation against payment of the purchase value of shares to the beneficiaries who exercised their options, and shall take steps, in general, to ensure settlement of any other relevant detail and the Programme implementation within the purview of the General Meeting resolution.

Athens, 30 November 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 5th December, 2006	Efstratios-Georgios (Takis) Arapoglou
Chairman - Chief Executive Officer